COSTAS, INC.

424 East Central Boulevard, Suite 308

Orlando, Florida 32801

October 13, 2023

Jessica Ansart

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Costas, Inc.
Request to Withdraw Registration Statement on Form S-1
Originally Filed December 30, 2022
File No. 333-269076

Dear Ms. Ansart:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Costas, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-269076), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Registrant has decided not to pursue the registration due to costs associated with the preparation of the financial statements required to be included in the Registration Statements and the Registrant’s lack of funds available for payment thereof.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Very truly yours,

/s/ James D. Brooks

James D. Brooks

Chief Executive Officer